**centrica**

RECEIVED

7000 MAR -3 P 1: ^7

` OF INTERNATIONAL`
`. . . CORPORATE FINANCE`

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

3 March 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam


08001039

**SUPPL**

### Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

**PROCESSED**

MAR 0 6 2008

THOMSON
FINANCIAL

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

3 March 2008

Centrica plc ('the Company')

Total Voting Rights

In conformity with the Disclosure and Transparency Rules ('the Rules'), we notify the market of the following:

At the date of this notice, the issued capital of the Company comprises 3,680,429,896 ordinary shares. All of these shares carry voting rights of one vote per share.

The Company does not currently hold any shares in treasury.

The above figure of 3,680,429,896 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Rules.


Julia Foo
Centrica plc
01753 494 016

END